UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal annual period ended: December 31, 2021

Called Higher Studios, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-3777260
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

231 Public Square

Suite 300, PMB-41

Franklin, Tennessee 37064

(Mailing Address of principal executive offices)

(888) 552-2553

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Class A Voting Common Stock

In this report, the terms “Called Higher Studios”, “we”, “us”, “our” or “the Company” refers to Called Higher Studios, Inc..

This report on Form 1-K (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

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THE COMPANY’S BUSINESS

Overview and Structure

Called Higher Studios was founded on June 4, 2019. The company’s goal is to create the first Christian, fan owned, faith-based movie studio. Our mission is to produce quality faith & family based content that spreads the gospel of Jesus Christ and also transcends story telling. Our goal is to develop and produce faith based films, television programs, and short form media for Christian audiences.

The company is a subsidiary of Global Development Alpha, LLC, which is 75% owned by Jason Brown, who is the Chief Executive Officer, President and Director of the company and 25% owned by Ash Greyson, who is the head of the company’s advisory board. There are currently no business relationships between the two companies other than a parent company ownership through Global Development Alpha, LLC.

At just over two years old, we are still currently in an early stage in our company, sourcing material and developing ideas for scripts and movies. We did complete physical production of our first film Camp Hideout, and are currently in post production with an estimated completion date of Q2 or Q3 of 2022.

Principal Products and Services

Our intent is to grow the world’s largest community of engaged faith & family supporters, and to partner, through joint ventures or otherwise, with existing content creators. By leveraging our industry knowledge and experience, we feel that we have an opportunity to create revenue streams from developing faith based feature films and television programming and from marketing of other studios’ films and television products to our community of supporters.

We will be using proven entertainment industry business models with an added twist that we believe will give us a competitive advantage. If we get our community of supporters involved in our projects, we believe our projects will be more likely to succeed when they come to market.

At this stage, our primary focus is on the following projects that are in various stages of development:

●	We have a completed physical production of our first film, Camp Hideout, and are currently completing post production. Camp Hideout was presold and that has generated approximately $2,000,000 (two million dollars) in deferred revenue as of 12/31/2021. That revenue has been received and will be recognized once the film is completed and delivered, which in our best estimate will be in Q2 or Q3 of 2022, in which case the deferred revenue will be moved and recognized as gross revenue in 2022.

●	We have a completed original screenplay The Grace of Christ, written by Brian Baugh (Writer of The World We Make & Finding You, Director of I’m Not Ashamed, The World We Make & Finding You)

●	We have optioned the life rights of the founder of Auntie Anne’s Pretzels, Anne Beiler, with the intent of turning her story into a feature film. We are currently in development on this project.

Although we intend to use our best efforts to proceed with these projects, there is no guarantee that any or all of these projects will move forward or become successful.

We are also considering smaller marketing partnerships and the acquisition of life rights for documentary and dramatic films. Typically, the marketing partnership involves marketing of completed films for which we would make an upfront payment to receive a percentage of the gross receipts. Marketing projects like this have an additional benefit to the company of expanding awareness of who we are, which can help with other future projects.

Over the past year, we have also entered into additional opportunities which management feels was in the best interest of the company, including creating By Krave, an online ecommerce jewelry company and Big Ark Books, a children’s book publishing company. Both companies have begun to generate revenues, although not meaningful in comparison to our other ventures.

Near-Term Goals

Our biggest near-term goal is to complete and deliver Camp Hideout which is currently in post-production. We are excited about completing our first feature film under the Called Higher Studio’s banner, which we feel will expand our name in this current marketplace.

We are currently exploring a first look deal with a related party company, PZAJ Holdings, LLC, which we feel will offer Called Higher Studios access to additional, high quality projects, potential distribution, and potential financing. One of our near term goals is to complete this deal.

An additional near term goal is to focus human and financial capital into By Krave, LLC and build upon, and scale, our current jewelry model. This, in our opinion, will help stabilize Called Higher Studios by providing stable cash flow.

We are looking to partner and/or acquire potential companies in the future to help grow our revenues and presence in the entertainment space. YouTube is a high priotiry for us, as we feel it has one of the highest growth potentials for us due to the high traffic and awareness the platform generates.

We are likely to need an additional $500,000 to $8 million to properly distribute and market our future films, depending on the structure and the nature of the film’s release. We may need to increase our film budgets in the future as the company grows. The reason for the large range depends on whether or not a film goes theatrical. Releasing a film through a sale to a streamer generally costs Called Higher Studios no additional dollars since there is not a need to market the film, although we may choose to market it and spend advertising dollars to expand our brand into the marketplace. Should we decide one of our films should be distributed through theaters, generally that cost could be from $3 Million to $8 Million dollars to release it on 1500 to 2700 theaters. The reason for this is the massive costs to market the film and distribute it to the theaters. This cost could be born by Called Higher Studios should we have the capital, borrowed funds, or raised from investors in what is commonly referred to as a P&A loan.

If we partner or co-finance a film with another production company, it may be possible for us to own a percentage of the film through a joint venture for $250,000 or above. However, this depends on the nature of the deal and how we structure the joint venture. While film box office receipts and licensing fees are usually known relatively quickly, they usually have a long recoupment cycle. It can take one to three years to generate significant profits that are actually realized and collected by the company.

Management of the company has relied on the above information to inform its understanding of the current market. However, we have not independently verified the information provided by the above referenced sources. Also, it is important to note that global, unpredictable events such as Covid-19 can adversely affect our financial results, operations, and our company in general. These events could occur again unexpectedly.

Growing our Fan Community

We founded Called Higher Studios because we have a deep desire to spread the name of Jesus through film, television and media. Ultimately, our goal is to spread the Good News of Jesus Christ and to see people accept him and come to know him more intimately and deeply. We believe that by creating content that teaches biblical principles, we can make a positive impact in the society and world we live in today. Christian fans hold great power in the entertainment industry, especially when those fans come together to form a community for good, positive outreach.

When fans invest in Called Higher Studios they become shareholders of the company and members of the faith based entertainment community. That means that they have a financial stake in the success of Called Higher Studios and all our projects. This concept is not new—people have been investing in public media companies for decades. What is new is that Called Higher Studios was, to our knowledge, the first faith based entertainment company in history designed from the ground up to be owned by a large group of people of faith.

We believe this creates a significant competitive advantage for our company. Aside from being financially invested, fans are far more likely to become EMOTIONALLY invested in our projects. These fans are not only more likely to watch the movies and shows that we plan to produce and they invested in — they are also more likely to share them on social media, bring out their friends and families and go out of their way to support each project. We believe a company owned by our fans has a unique ability to create the sort of authentic, organic following that we are looking to build.

In addition, we believe our community of invested shareholders can provide value in other ways:

●	By influencing the overall direction, look, and feel of the product that they help create;

●	By giving us needed feedback about our company and their wishes, hopes, and desires;

●	By utilizing their God given talents in specific potential roles to assist the company through volunteering or other opportunities; and

●	By being a collective force for change in the industry, and by applying pressure to disrupt outdated models in an effort to achieve positive creative destruction.

We intend to strive to develop the world’s largest and most engaged network of Christian fans and investors for the purpose of developing, producing, and distributing faith based and family content. It is this family, this crowd, this community that we believe is our greatest asset. By collectively developing, producing, and, more importantly, talking about our projects in the public domain, we believe that our fans and investors will increase the brand awareness of our collective projects. In a world where social media rules the attention span of most of the people out there, having a collective voice that can review, post, and share things about our projects, in our opinion, can greatly increase the probability of success.

In addition to our financing history, we look at the strides Called Higher Studios has made since our founding in June of 2019:

●	We filed and opened our first Regulation Crowdfunding Round on October 30, 2019.

●	We closed an oversubscribed first Regulation Crowdfunding Round on March 31, 2020, in which we received $1,065,812 from 3,735 investors.

●	We invested in the development of the film Battle For Brandon, based on the documentary by the same name. This investment was a loan into the film, which as of the date of this filing has been fully repaid with interest to Called Higher Studios.

●	We have physically produced Camp Hideout, pre-sold the film, and are currently in post production with an estimated delivery date of Q2 or Q3 of 2022.

●	We engaged Brian Baugh, director of I Am Not Ashamed, to develop and write our newest feature project, The Grace of Christ which now has a completed script.

●	We had an investment into our company by the owners of the Tic Tac Toy YouTube Channel, Jason McCann. With over 5 Million YouTube Subscribers, our partnership with Tic Tac Toy will allow their daughters to play roles in Camp Hideout which is a great marketing component in our opinion. We have also partnered with them to develop our own co-owned YouTube Channel. Jason McCann has also been named to our advisory board.

●	Phillip Glasser, an experienced film producer, who holds a producing credit on The War with Grandpa, a film that held the #1 spot at the box office for multiple days in 2020 has signed on to produce Camp Hideout.

●	We created By Krave, LLC which has generated over $55,000 in gross revenue to date as of the date of this filing.

●	We created and launched Big Ark Books, which has generated over $7,000 in gross revenues to date as of the date of this filing.

How We Plan To Make Money

We intend to develop and diversify our revenue streams into more stable revenue streams to mitigate the inherent risk involved in the feature film making industry, when management feels this is in the best interest of the company, which was the case with By Krave, LLC and Big Ark Books. Our business plan is to partner with other entertainment companies and market participants to develop, produce, distribute and market movies, television shows and short form media to Christian audiences. We plan to create content and use established and emerging distribution channels to monetize it. Our goal is to pursue one or more of the following activities:

1.	Developing brands or owning brands for informational products, consumer goods, services, or other products that complement our audience and community.

2.	Developing influencers and their brands strategically to increase our revenue streams while simultaneously building a deeper reach through social media and influencer networks.

3.	Merging our company with or acquiring other companies within our space or in a completely different industry, when management feels that this provides a strategic benefit for our company. For example, we could acquire a company that management feels is a beneficial asset for Called Higher Studios. This benefit may be for the sole purpose of a stable revenue stream outside of our industry.

4.	Developing industry relationships and becoming a marketing partner for other content creators and distributors.

How We Plan To Fund Our Projects

Developing and monetizing entertainment projects like films and television shows usually requires significant capital investment. We intend to raise that money directly from our fan community or access additional capital through financing, co-productions, pre-sales, etc. We expect to run several fundraising rounds to achieve our goals. In addition to raising money directly from our fan community, we are exploring opportunities to partner with venture capitalists, film financing companies, and other entertainment financiers to increase funding for Called Higher Studios projects.

Competition

The entertainment industry is fiercely competitive. There are thousands of other companies involved in the creation of entertainment content, from giant international conglomerates to small independent creators. Many of these companies are our competitors in that we are all competing to develop entertainment for consumers. However, our focus on faith based programming makes us more unique and narrows down the competitive field. We also believe that collaboration is common in the entertainment industry, so we also view most of our competitors as potential partners. Some of our more direct competitors include:

●	Pure Flix, which is an American conservative Christian production and distribution company founded by David A.R. White and Russel Wolfe and inspired by Netflix. They are known for producing Christian films, notably God’s Not Dead (2014), Do You Believe? (2015), I’m Not Ashamed (2016), The Case for Christ (2017), and Unplanned (2019). Since 2015, films distributed by Pure Flix have collectively grossed over $100 million at the domestic box office. The company has headquarters in Scottsdale, Arizona.

●	Promenade Pictures, which is a motion picture production company founded in 2003 by Frank Yablans, the former head of Paramount Pictures and of MGM/UA. The stated goal of the company is the creation of family-friendly films. In 2007, the company released its first film, an animated version of The Ten Commandments. It is the first in their “Epic Stories of the Bible” series.

●	Fox Faith, which is a brand of film studio Twentieth Century Fox, and which targets evangelical Christians. Established under Fox’s video division, Fox Faith acquires independent Christian-themed films for theatrical and video release. Fox describes Fox Faith titles as “morally-driven, family-friendly programming,” and requires them to “have overt Christian content or be derived from the work of a Christian author.”

We are aware of additional companies such as Angel Studios that have achieved significant traction in the faith based, fan owned entertainment space as well. To date it is in our opnion, that Angel Studios has since become the leader in this space, completing multiple financing rounds and producing the hit show, The Chosen. Although, we welcome and applaud the success of any company that is spreding the Gospel, it is important to note that their studio and projects could pose competition to our model and make it more difficult for us to compete.

Employees

As of April 29, 2022 we had two full-time employees, two part-time contractors and one part-time advisory board advisor at Called Higher Studios.

Intellectual Property

We are in the process of researching a trademark application for our company’s name, Called Higher Studios. In order to protect that trademark value, we have proactively sought out any other entities with which we believed there may have been a conflict and entered into concurrent use agreements.

Litigation

Called Higher Studios has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Called Higher Studios was incorporated on June 4, 2019 in Delaware. We are in the business of creating and monetizing faith based entertainment content. We are in the early stages of development and our activities since inception have consisted primarily of those relating to business formation, growing our fan base and raising capital to fund our business plan.

Plan of Operations

Over the next 12 months, we intend to deliver Camp Hideout to PZAJ Holdings, LLC thereby completing our first feature film. We also intend to continue development of The Grace of Christ, The Auntie Anne Beiler Story, and other projects in development.

We also have a major focus on YouTube and intend to enter into that space either through capital investments, acquisitions, or original generated content.

We intend to attempt to scale By Krave and Big Ark Books.

Operating Results

How long can the business operate without revenue:

It is not our intention to operate without revenue. Camp Hideout, our first feature film was presold and that has generated approximately $2,000,000 (two million dollars) in deferred revenue as of 12/31/2021. That revenue has been received and will be recognized once the film is completed and delivered, which in our best estimate will be in Q2 or Q3 of 2022, in which case the deferred revenue will be moved and recognized as gross revenue in 2022. In the case of having zero revenue or low revenue, we would scale down operations, in which case we believe we could operate for an additional 24 to 36 months without revenue, capital contributions and/or debt provided by our parent company and/or other investors. It is important to note that we do not incur major production expenses unless we have projects being developed or that are in production, so this expense can be monitored based on the number of projects we have at any given time.

Foreseeable major expenses based on projections:

Our major expenses foreseen are overhead, marketing, public relations, project development, and fees associated with Regulation CF and Regulation A.

As we choose projects and make the decision that it is in the company’s best interest to attempt to produce and distribute that project, some of the major foreseeable expenses that could occur are expenses related to hiring writers to develop the script, casting, actor payments, director payments, producer payments, film crew, editing and post production expenses, marketing and film sales related expenses, and film finance expenses. Our future projects, The Grace of Christ and the Anne Beiler Story, are two potential projects that could have expenses associated with them as we move forward.

Future operational challenges:

Crowd management - as our fan and investor base grows, managing the communications and expectations of individual fans and investors becomes more challenging. This will require additional resources, both capital and human.

Finding quality content - our business relies on finding quality source material and/or partnering with other companies who have the rights to quality content.

Future challenges related to capital resources:

Our core business is supported by our community, so our ability to aggregate like-minded people is essential to our business. There is the possibility that our estimates on fans and investors are not met. While we have the ability to self-fund our company by taking on additional debt, capital calls, or engaging outside investors, the ability to source a “crowd” around our mission opens additional revenue streams for our company. The crowdfunding space for Regulation A and Regulation CF is growing and this could become an issue for us and multiple other studios and companies similar to ours dilute our potential ability to gain crowd investors and stand out in the space.

Past & Future milestones and events:

The closing of our first Regulation A Offering was a great milestone. It offered us the ability to increase our capital and our crowd investors. Also, the pre-sale of our first feature film, Camp Hideout, was a great milestone that, in our opinion, proved our ability to make a profitable film through the Called Higher Studios model.

It is our intention to continue to execute multiple crowdfunding raises, this is essential to our business model to grow our investor base, our crowd, and our capital resources. While we may execute additional Regulation CF or A raises, it is our current intention to file additional larger raises as well and/or potentially take investment outside of crowdfunding.

We have generated some minor, insignificant revenue through merchandising and test sales, including the launch of Called Higher Studio’s wholly owned e-commerce jewelry business, By Krave, LLC, and our DBA children’s book sales channel, Big Ark Books. We also have generated approximately $2,000,000.00 in deferred revenue from the pre-sale of our first film Camp Hideout.

We expect to start generating additional revenue over the next 12 months, but we may not be able to be profitable by that time. It is dependent upon how many projects and what types of projects we engage in. There is the potential for Called Higher Studios to generate revenues that are not dependent upon creating and distributing our own feature film(s); examples of these types of revenues would be utilizing our platform and community to advertise another studio’s film project(s), selling company owned or branded merchandise, producing or consulting on films for a fee, or growing business line extensions that fit well with our customer profile and would be advantageous for Called Higher Studios, Inc through profits and/or lowering our customer acquisition costs for our content.

Covid 19 continues to add costs to productions and has negatively impacted our operations and financial results.

Operating Results – 2021

Balance Sheet Information
Cash and Cash Equivalents:	453,205
Current Assets:	160,142
Accounts and Notes Receivable:	3,300
Property, Plant and Equipment (PP&E):	1,883
Non-Current Assets:	1,964,249
Total Assets:	2,582,779
Accounts Payable and Accrued Liabilities:	57,179
Long Term Debt:	2,050,000
Total Liabilities:	2,107,180
Total Stockholders’ Equity:	475,600
Total Liabilities and Equity:	2,582,779

Statement of Comprehensive Income Information
Total Revenues:	48,904
Costs and Expenses Applicable to Revenues:	48,150
Depreciation and Amortization:	0.00
Net Income:	-514,562

Name of Auditor (if any):	Mongio & Associates CPAs, LLC

Liquidity and Capital Resources

We have raised a total of approximately $1,919,391 from inception through April 29, 2022, including:

●	On July 23, 2019, $25,000 in a private placement under Section 4(a)(2) for the sale of a total of 1,500,000 shares of Class B Voting Common Stock to Global Development Alpha, LLC; and

●	Approximately $1,065,812 in a crowdfunding campaign pursuant to Regulation Crowdfunding for the sale of a total of 1,089,223 shares of Class A Voting Common Stock, at $1.00 per share. This Regulation Crowdfunding offering closed on March 31, 2020.

●	Approximately $803,479 in a crowdfunding campaign pursuant to an offering under Regulation A, issuing approximately 148,221 shares of Class A Voting Common Stock at $5.52 per share. This Regulation Crowdfunding offering closed on June 30, 2021.

●	In December 2020, $25,000 in a private placement under Section 4(a)(2) for the sale of 4,529 shares of Class A Voting Common Stock at $5.52 per share.

●	These raise funds are partially offset by approximately $333,889 of offering costs for the year ended December 31, 2021 in connection with the Regulation Crowdfunding offerings.

With these proceeds, we had approximately $559,045, as of March 2022. We believe that we have the cash to fund operations through December 31, 2021.

As of April 29, 2021, we had 2 full-time employees, 2 contractors, representing approximately $19,250 in monthly operating expenses. Effective June 1, 2020, Jason Brown, our President and Chief Executive Officer, began receiving compensation at a base annual salary of $120,000 from the company pursuant to an Employment Agreement dated June 1, 2020. In addition to the base annual salary, Jason Brown will be entitled to receive incentive bonus compensation annually based on the performance goals and under the terms set out in this Employment Agreement which is attached as an exhibit to filing.

We have not committed to make any capital expenditures other than the development of the projects listed in this filing. We have no bank line of credit or other arranged financings.

We can operate for a substantial amount of time through capital contributions and/or debt provided by our parent company Global Development Alpha, LLC, and/or other investors. Our current business model does not have a high burn rate and our operations can be scaled according to our business plan and/or revenue streams. In essence, we do not incur major expenses unless we have projects that are being developed or that are in production.

The general business interruptions caused by COVID-19 began at the end of our first Regulation Crowdfunding raise and continue to this date.

COVID-19 will likely make it more difficult for us to raise funds through a credit facility or other fund raising methods. Our intended use of cash to deploy into products such as film and television programs has been negatively affected. Because it is more difficult to physically produce our projects due to the social distancing regulations, it is more difficult for us to use this capital as intended at this time. See “Risk Factors – Natural disasters and other events beyond our control could materially adversely affect us” for more information.

Trend Information

Prior to the COVID-19 pandemic our industry was experiencing positive growth. Now, in 2022, we are beginning to see theatrical releases with somewhat positive trends in attendance and revenues, but there seems to be, in our opinion, a hesitancy with some demographic groups coming back to theaters at pre Covid 19 levels. This coupled with new consumer habits of streaming from home, tend to soften our outlook on theatrical releases in general with a negative skew. With the onset of the COVID-19 pandemic the current industry outlook is still slightly negative.

Prior to the COVID-19 pandemic the following trends in our industry were observed:

●	Several faith and family movies, such as Breakthrough ($40,713,082) and Overcomer ($34,746,945) for example, did well at the domestic box office in 2019.

●	Faith & Family films, when compared to the average budget of most Hollywood films, required less capital to produce.

●	More people appeared to have been supporting faith and family projects. For example, The Chosen, a crowdfunded faith-friendly episodic, raised over $10 million dollars for its first season, according to its website and other reports.

Although it is extremely difficult to predict what the entertainment industry will experience after the COVID-19 pandemic, we feel that there will be opportunities for companies like ours to take advantage of new consumer trends, habits, and industry needs that evolve because of this pandemic. While we are optimistic, there are some important possibilities we must consider.

●	The demand for our products could be unstable for the foreseeable future. The new “stay at home” orders, limited lifestyle rules and regulations, and potential future lifestyle habits may create a higher demand for our products, but we believe that this may be temporary. Long term, we are unsure whether this trend will continue, as people are able to leave their homes to go to other events, take trips, and enjoy other forms of entertainment. It is difficult to predict whether the increase in at home content consumption will be sustainable.

●	Due to the limited ability of large gatherings and travel, which is essential to physical production, many productions of films, television shows, and sporting events across the nation have been delayed or cancelled. For those shows that have filmed over the past 12 months, many of them have seen a very high increase in Covid related costs to their projects such as personal protection equipment, sanitizer, labor due to Covid testing and positive results, and quarantining. These are just a few and there are many, many more costs that have been associated with filming during the pandemic It is currently unclear when productions across our industry will be able to continue normally without Covid related protocols. Similarly, future travel restrictions, limited access to industry events, and public fear over traveling could potentially negatively affect our operations and our ability to achieve our business goals

●	Financial health of streaming services such as Up Faith and Family, PureFlix, Netflix, Angel Studios, and Amazon, the major studios such as Lionsgate or Sony, or the theater owners such as AMC, may have been negatively affected by COVID-19. Any negative impact on these services and providers could negatively affect content creators like Called Higher Studios, through, for example, declines in licensing or acquisition plans.

While we are seeing Covid 19 restrictions being relaxed, there are still Covid 19 restrictions in place, by SAG, for example, that increase the costs of productions. There is no guarantee that Covid 19 will ever go away and that these restrictions will end.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The company’s executive officers, directors, and significant employees are as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Officers:
Jason Lee Brown	President, Chief Executive Officer	40	Appointed to indefinite term of office. June 4, 2019	Full-time

Directors:
Jason Lee Brown	Director	40	Appointed to indefinite term of office. June 4, 2019

Significant Employees:
Ash Greyson	Head of Advisory Board	47	Appointed to indefinite term of office July 25, 2019	Part-time

Jason Brown–Founder, President, Chief Executive Officer, Director

Jason Brown is the Founder, President, CEO and Director of the company. He has served in this position since the company’s founding. Prior to founding the company, from 2017 to 2019, Mr. Brown was the CEO of Arolucha Inc., overseeing its developing stages, vision and staffing. Prior to that, from 2014 to 2016, Mr. Brown was the CEO of Aroluxe, LLC, a marketing agency, overseeing its corporate strategy, vision and execution. Mr. Brown has produced feature films that have been distributed by Netflix & Walmart. Additionally, he founded a production company which helped to create over 300 hours of network television that aired on POPtv, a channel owned by CBS & Lionsgate. His experience in community building and film & television drive his passion for Called Higher Studios. Mr. Brown currently serves on the board of Global Development Alpha, LLC, overseeing the operations of this holding company, which holds a controlling interest in Called Higher Studios, Inc. Mr. Brown holds a Film Degree from The Los Angeles Film School, from which he graduated a valedictorian.

Ash Greyson–Founder, Head of Advisory Board

With more than 20 years of media experience, Mr. Greyson is an expert producing, marketing, and digital and social strategies for faith-based films. Clients include Lionsgate, Sony Pictures, Focus Features, Paramount, Roadside Attractions, Syfy Channel, Nat Geo Network, TBN, Walden Media, and PureFlix. Mr. Greyson’s marketing campaigns have played an integral part in the success of many films including God’s Not Dead that produced over 60 million dollars in the box office and 2016: Obama’s America, the second highest grossing film in its genre. Mr. Greyson has worked at Ribbow Media Group, a company he founded in 2014, since 2014 and has had an opportunity to work on films such as I Can Only Imagine, Wonder, The Shack, Hacksaw Ridge, Deepwater Horizon, War Room, Risen, Woodlawn, and many others.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021, we compensated our one highest paid executive officer and director on a consolidated basis as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Jason Brown(1)	President, Chief Executive Officer	$120,000.00	$0	$120,000.00

(1)	We had only one officer and director as of December 31, 2021.

Effective as of June 1, 2020, the company has entered into an employment agreement with Jason Brown. Jason Brown will receive an annual salary of $120,000 and be entitled to a cash bonus from the company pursuant to the terms of an Employment Agreement dated June 1, 2020. The amount of the bonus will be based upon the net profits the company generated in the preceding year, as determined by the audited or reviewed financial statements of the company. The bonus schedule is as follows:

(i)	$250,000 or below the Bonus shall be calculated as 1.25% of Net Profits;

(ii)	$250,001 up to $1,000,000 the Bonus shall be calculated as 3.75% of Net Profits;

(iii)	$1,000,001 up to $2,000,000 the Bonus shall be calculated as 5.00% of Net Profits;

(iv)	$2,000,001 up to $4,000,000 the Bonus shall be calculated as 6.25% of Net Profits; or

(v)	$4,000,001 and above the Bonus shall be calculated as 7.50% of Net Profits.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of April 28, 2022, the Called Higher Studios voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Title of Class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Percent of Voting Power
Class B Voting Common Stock	Global Development Alpha, LLC(2)	1,500,000 shares		88.89%	82.7	%(3)
Class B Voting Common Stock	Ash Greyson	187,500 shares		11.11%	10.68%
Class A Voting Common Stock	Ash Greyson	46,875 shares		3.97%	10.68%

(1)	The address for all the executive officers and directors is c/o Called Higher Studios Inc., 231 Public Square, Suite 300, PMB-41, Franklin, TN 37064.
(2)	Global Development Alpha, LLC is 75% owned by Jason Brown, the company’s President, Chief Executive Officer and Director and 25% owned by Ash Greyson, who is the head of the company’s advisory board.
(3)	Based on 1,687,500 shares of Class B Voting Common Stock and 1454,953 shares of Class A Voting Common Stock outstanding.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On July 23, 2019, the company sold 1,500,000 shares of Class B Voting Common Stock to Global Development Alpha, LLC pursuant to a Restricted Stock Purchase Agreement, which can be found in Exhibit 6.2 to this Form 1-K. At the time of the transactions, Global Development Alpha, LLC was 100% owed by Jason Brown, the company’s President, Chief Executive Officer, and sole Director. On July 1, 2020, Ash Greyson purchased a 25% interest of Global Development Alpha, LLC, reducing the interest of Jason Brown to 75%.

On July 26, 2019, the company entered into a Restricted Stock Purchase Agreement with Ash Greyson, which can be found in Exhibit 6.3 to this Form 1-K, pursuant to which the company sold 187,500 shares of its Class B Voting Common Stock to Ash Greyson for $100.

On July 26, 2019, the company also entered into an Advisory Board Agreement with Ash Greyson, which can be found in Exhibit 6.1 to this Form 1-K pursuant to which the company granted 46,875 shares of its Class A Voting Common Stock to Ash Greyson as compensation for his advisory services under this agreement.

OTHER INFORMATION

Related Party Transaction Disclosure.

Our Founders Jason Brown and Ash Greyson have an interest in PZAJ Holdings, LLC (PZAJ) as outlined in a unanimous written consent by the board of directors. Under this consent, there is a financing arrangement that exists whereby another entity, unrelated, intends to become the majority shareholder of PZAJ, reducing Jason Brown and Ash Greyson’s interest to minority interests in PZAJ Holdings, LLC, but as of the date of this filing that has not occurred and the unrelated, third party entity continues to fund PZAJ through debt financing. As part of this agreement, it is intended for Called Higher Studios, Inc to have a first look deal with PZAJ, essentially becoming the faith division of PZAJ. Management has approved this agreement and believes that PZAJ has access to financing and resources that will support the immediate monetization of the film Camp Hideout and possibly other entertainment projects of the Company in the future. PZAJ is the entity, through its financing deal with the company intending to acquire a majority interest in PZAJ, that has pre-purchased Camp Hideout, so essentially Jason Brown and Ash Greyson have an interest in the company that pre-purchased Camp Hideout. Management believes that this immediate monetization of the Camp Hideout film is in the best interest of the Company by eliminating a majority of the risk of taking a loss on the first production, allows Called Higher Studios to be profitable on Camp Hideout and preserves additional potential financial upside for Called Higher Studios should Camp Hideout be successful, and will support the dissemination of the Company’s name as a faith-based production studio, and allow for the potential production of additional projects.

FINANCIAL STATEMENTS

Called Higher Studios, Inc. and Subsidiaries

Consolidated Financial Statements and Independent
Auditor’s Report

Years ended December 31, 2020 & 2021

INDEPENDENT AUDITOR’S REPORT

To Management

Called Higher Studios, Inc.

We have audited the accompanying consolidated statement of financial position of Called Higher Studios, Inc. and its subsidiaries as of December 31, 2021, and the related consolidated statement of operations, consolidated statement of cash flows, and consolidated statement of changes in stockholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Called Higher Studios, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

The comparative financial statements herein for the year ended December 31st, 2020 were audited by a different firm. The audit report dated April 29th, 2021 indicated that the financial statements presented fairly in all material respects, the financial position of Called Higher Studios, Inc. as of December 31st, 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC

Miami, FL

April 13, 2022

Consolidated Statement of Financial Position

	Year Ended December 31,
	2021	2020
ASSETS
Current Assets
Cash and Cash Equivalents	$453,205	$225,522
Funds Held in Escrow	46,278	38,189
Inventory	28,580	284
Note Receivable, Related Party	-	30,300
Note Receivable	3,300	-
Prepaid Expenses	21,100	13,328
Due From Related Party	64,184	67,502
Stock Subscription Receivable	-	40,427
Total Current Assets	$616,647	$415,552

Non-Current Assets
Fixed Assets, Net of Depreciation	$1,883	$-
Investment in Original Programming	1,928,544	81,012
Note Receivable, Long-Term	-	3,000
Intangible Assets	35,705	-
Total Non-Current Assets	1,966,132	84,012

TOTAL ASSETS	$2,582,779	$499,564

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Accounts Payable	$16,652	$8,170
Other Current Liabilities	20,393	-
Accrued Expenses	20,134	3,463
Deferred Revenue, Related Party	2,050,000	-
Total Liabilities	$2,107,179	$11,633

Stockholders’ Equity
Preferred stock $0.00001 par, 5,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2021	$-	$-
Class A common stock, $0.00001 par, 10,000,000 shares authorized, 1,454,953 shares issued and outstanding as of December 31, 2021	13	11
Class B common stock, $0,00001 par, 5,000,000 shares authorized, 1,687,500 shares issued and outstanding as of December 31, 2021	17	17
Additional Paid-in-Capital	1,644,689	1,142,458
Accumulated Deficit	(1,169,119)	(654,555)
Total Stockholders’ Equity	$475,600	$487,931

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,582,779	$499,564

Consolidated Statement of Operations

	Year Ended December 31,
	2021	2020
Net Revenues	$48,904	$2,942
Cost of Net Revenues	(48,150)	(7,302)
Gross Loss	$754	$(4,360)

Operating Expenses
General and Administrative	$345,286	$209,694
Research and Development	144	604
Sales & Marketing	243,710	388,457
Total Operating Expenses	$589,140	$598,755
Loss from Operations	$(588,386)	$(603,115)

Other Income/(Expense):
EIDL Grant	$-	$1,000
Other Income	(72,193)	-
Interest Income	(1,800)	300
Interest Expense	169	-
Total Other Income/(Expense)	$(73,824)	$1,300
Provision for Income Tax	-	-

Net Income (Loss)	$(514,562)	$(601,815)

Consolidated Statement of Cash Flows

	Year Ended December 31
	2021	2020
Cash Flows from Operating Activities
Net Loss	$(514,562)	$(601,815)
Adjustments to Reconcile Net Loss to Net Cash Used in
Operating Activities:
Amortization of Website Development	-	1,193
Changes in Operating Assets and Liabilities:
(Increase) / Decrease in Prepaid Expenses	59,729	(13,328)
(Increase) / Decrease in Cash in Escrow	(8,089)	-
(Increase) / Decrease in Inventory	(28,295)	(284)
(Increase) / Decrease in Accrued Expenses	16,933	3,461
(Increase) / Decrease in Other Current Liabilities	16,062	-
(Increase) / Decrease in Accounts Payable	8,482	5,668
(Increase) / Decrease in Deferred Revenue, Related Party	2,050,000	-
Net Cash used in Operating Activities	$1,604,030	$(610,773)

Cash Flows from Investing Activities
Advance to Related Party	$(64,184)	$(67,502)
Investment in Original Programming	(1,847,535)	(81,012)
Purchase of Fixed Assets	(1,883)	-
Payments for Issuance of Note Receivable	30,300	(33,300)
Purchase of Intangible Assets	(35,705)	-
Net Cash Used In Investing Activities	$(1,919,007)	$(181,814)

Cash Flows From Financing Activities
Proceeds from Issuance of Class A Common Stock	677,203	1,145,001
Offering Costs	(134,543)	(170,716)
Net Cash Provided by Financing Activities	$542,660	$974,285

Net Change in Cash	$227,683	$187,366
Cash at Beginning of Period	225,522	38,156
Cash at End of Period	$453,205	$225,522

Supplemental Disclosure of Non-Cash Financing Activities
Shares Issued as Broker Compensation	$17,353.00	$4,429.00

Consolidated Statement of Changes in Stockholders’ Equity

	Common Stock
	Class A Common Stock		Class B Common Stock		Additional Paid-In	Deferred	Accumulated	Total Shareholder’
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Equity
Balance at December 1, 2020	189,930	1	1,687,500	17	164,870	-	(52,740)	112,148
Issuance of Class A Common Stock - Regulation CF	946,168	10	-	-	926,050	-	-	926,060
Issuance of Class A Common Stock - Regulation A	40,119	-	-	-	221,456	-	-	221,456
Offering Costs	-	-	-	-	(199,347)	-	-	(199,347)
Issuance of Class A Common Stock	4,529	-	-	-	25,000	-	-	25,000
Issuance of Class A Common Stock - Broker Compensation	802	-	-	-	4,429	-	-	4,429
Net Loss	-		-	-	-		(601,815)	(601,815)
Balance at December 31, 2020	1,181,548	11	1,687,500	17	1,142,458	-	(654,555)	487,931

Issuance of Warrants	-	-	-	-	37,397	-	-	37,397
Issuance of Class A Common Stock - Regulation A	108,102	1	-	-	582,023	-	-	582,024
Offering Costs	-	-	-	-	(134,542)	-	-	(134,542)
Restricted Stock Grant - Class A Common Stock	144,323	-	-	-	796,663	(796,663)	-	-
Issuance of Class A Common Stock - Broker Compensation	20,980	1	-	-	17,353	-	-	17,354
Net Loss	-	-	-	-	-	-	(510,492)	(510,492)
Balance at December 31, 2021	1,454,953	13	1,687,500	17	2,441,352	(796,663)	(1,165,047)	479,672

Called Higher Studios, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31st, 2021

$USD

NOTE 1: NATURE OF OPERATIONS

Called Higher Studios, Inc. (the “Company”) is a corporation organized on June 4, 2019 under the laws of Delaware. The Company’s mission is to establish a community of passionate fans and owners that participate in the process of funding and creating faith-based movies, television, and other forms of Christian content. Global Development Alpha, LLC, a limited liability company formed under the laws of Tennessee on May 31, 2019 is the parent company and majority shareholder of Called Higher Studios, Inc.

On February 22, 2021, the Company formed Camp Hideout, LLC in the state of Tennessee. This Company was organized to produce and license the feature film, “Camp Hideout”. It is currently a wholly-owned subsidiary of the Company.

On March 16, 2021, the Company formed By Krave, LLC in the state of Tennessee. This Company was organized with two members and is a retailer of jewelry both at the retail and wholesale levels. On November 22, 2021, the Company entered into a purchase agreement with the other member and purchased all remaining membership units. By Krave, LLC is currently a wholly-owned subsidiary of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company initiated during 2019 under Regulation Crowdfunding, during 2020 with a Regulation A offering, and during 2021 with a second round of offering under Regulation Crowdfunding. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of the offering. As of the audit date, the first round of offerings under Regulation Crowdfunding and Regulation A have closed and those deferred costs are charged to stockholder’s equity in the amount of $333,889.

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, jewelry etc.) that are used for marketing and/or for sale in the Called Higher store. Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of December 31, 2021 and 2020 consisted of finished goods of were $31,347 and $284, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand.

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders’ equity on the balance sheet.

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs are recognized as to cost of goods sold over the period to which associated revenues are expected to be realized. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $1,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company’s financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

The Company capitalized $1,847,532 and $81,012 of program rights and movie production costs incurred in 2021 and 2020, respectively and no amortization expense has been recorded as of December 31, 2021 as no projects have been completed. The carrying balance of the program rights and production costs as of December 31, 2021 and 2020 was $1,928,544 and $81,012, respectively.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $1,119,527 and $609,035 as of December 31, 2021 and 2020, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 26.1% and has used this rate to derive net deferred tax assets of $1,119,527and $159, as of December 31, 2021 and 2020, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax assets to zero as of December 31, 2021 and 2020.

The Company files U.S. federal and state income tax returns. The 2021 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenues are recognized primarily from the sale of apparel, jewelry and shipping revenue in 2021. Revenues from these sources are recognized upon satisfying the aforementioned criteria, which generally occurs upon the shipment of the merchandise.

Costs of Revenues

Costs of revenues include product costs, contract labor, credit card processing and fulfillment.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock- based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has negative cash flows from operations, and sustained losses of $765,746 and $601,817 during the years ended December 31, 2021 and 2020, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through the issuance of stock in 2022 and has raised capital in 2021. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTE RECEIVABLE

Related Party

During 2020, the Company loaned $30,000 to a related party at a fixed interest rate of 6% per year and a maturity date of October 31, 2021. Total interest income of $300 was recognized for the year ended December 31, 2020 and remained outstanding as of December 31, 2020. This note was fully repaid during 2021.

During 2020, the Company advanced $67,502 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bear no interest and are considered payable on demand. $64,184 remains outstanding as of December 31, 2021.

Non-Related Party

During 2020, the Company entered into a note receivable agreement for $3,000, with a non-related party. The note was dated March 30, 2020 with a maturity date of March 30, 2022 and bears interest at a fixed rate of 5% per year. During 2022, and as of the date of this report, this loan has been fully repaid.

NOTE 5: STOCKHOLDERS’ EQUITY

Capital Structure

On July 22, 2019, the Company amended and restated its Articles of Incorporation authorizing 10 million shares of Class A Voting Common Stock and 5 million shares of Class B Voting Common Stock, along with authorizing 5 million shares of Preferred Stock. All shares have a $0.00001 par value.

Class A and Class B common stock holders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock.

Preferred stockholders voting rights are determined by the Company’s board of directors prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

As of December 31, 2021 and 2020, 1,454,943 and 1,181,448 shares of Class A Voting Common Stock were issued and outstanding, respectively. As of both December 31, 2021 and 2020, 1,687,500 shares of Class B Voting Common Stock were issued and outstanding, respectively.

Common Stock Issuances

During the year ended December 31, 2021, the Company raised gross proceeds of $582,023 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 108,102 shares of Class A Voting Common Stock at $5.52 per share. Funds in the amount of $46,278 were not yet received from the escrow account held with the broker from issued stock in this offering and were recorded as funds held in escrow (asset) on the balance sheet. These funds are expected to be disbursed during 2022.

During the year ended December 31, 2021, the Company has committed investments totaling $201,320 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, for Class A Voting Common Stock at $3.05 per share. The money has not been disbursed to the Company and is still in escrow. As such, the investment was not finalized and the 66,007 shares from those investments were not issued as of year-end. This investment, along with additional committed amounts was received in February of 2022.

The Company also incurred an additional $134,543 of offering costs during 2021 for a total balance of $333,889 and $199,347 for the years ended December 31, 2021 and December 31, 2020, respectively, in connection with the Regulation Crowdfunding and Regulation A offerings.

In December 2020, the Company entered into an agreement to grant a restricted stock award to an advisor for services. In the agreement, the Company issued an initial amount of 133,596 shares of Class A voting common stock. These were to be adjusted following the close of the Regulation A offering. In total, the number was adjusted to 144,323 restricted Class A Common Stock valued at $796,663 to bring advisor’s total stake to 5% of the Company’s total outstanding shares as of the close of the Regulation A offering. The stocks were granted in two tranches, 50% on January 2021 and the remaining 50% on December 2021. These costs will be recognized as the shares vest, which will be 1/3 in January 2022, 1/3 in January 2023, and 1/3 in January 2024. The vesting per the foregoing vesting dates & schedule shall only commence when both the vesting date has been reached and upon a Liquidity Event.

In December 2021, the Company issued an additional 20,980 shares for a total of 21,782 shares issued for the broker compensation of 2% of the shares issued in the Regulation Crowdfunding offering. The shares are valued at $21,782 and recorded as additional offering costs.

During the year ended December 31, 2020, the Company raised gross proceeds of $221,456 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 40,119 shares of Class A Voting Common Stock at $5.52 per share. $15,427 of stock subscriptions were not received as of December 31, 2020 but are presented as an asset on the balance sheet due to receipt in 2021 and, therefore, is presented in the balance sheet as a stock subscription receivable. In addition, in December 2020, the Company issued 4,529 shares of Class A Voting Common Stock at $5.52 per share resulting in gross proceeds of $25,000 which were received in January 2021. As such, the total amount reflected as a subscription receivable on the balance sheet as of December 31, 2020 is $40,427. Funds in the amount of $38,189 were not yet received from the escrow account held with the broker from issued stock in this offering and were recorded as funds held in escrow (asset) on the balance sheet. These amounts were received in 2021.

During the year ended December 31, 2020, the Company raised gross proceeds of $926,060 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 946,168 shares of Class A Voting Common Stock at $1.00 per share.

In December 2020, the Company issued 802 shares for the broker compensation of 2% of the shares issued in the Regulation A offering. The shares are valued at $4,429 and recorded as additional offering costs.

In July 2019, the Company issued 1,500,000 shares of Class B Voting Common Stock at $0.017 per share and 187,500 shares of Class B Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25,000 and $100, respectively. These stock issuances were conducted under terms of a restricted stock purchase agreement with no vesting requirements. As of both December 31, 2020 and December 31, 2021, there were 1,687,500 shares of Class B common stock issued and outstanding.

In July 2019, the Company issued 46,875 shares of Class A Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25. During the period ended December 31, 2019, the Company raised gross proceeds of $139,763 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 143,055 shares of Class A Voting Common Stock at $1.00 per share. As of December 31, 2019, 189,930 shares of Class A Voting Common Stock were issued and outstanding.

Warrants

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

In connection with the Company’s Regulation A offering, the Company is required to pay a 5% commission in warrants for shares with the same terms as the offering. The offering closed on June 30, 2021 and, at that time, the warrant agreement became due. The warrant has an initial exercise date of June 30, 2021 and is exercisable at any time on or after the initial exercise date and up to five years thereafter. The Company sold 148,221 shares of Class A Voting Common Stock during its Regulation A offering and, therefore, the warrant carries a total option to purchase $7,411 shares of the same class of shares. The exercise price of the warrant is $5.52. The fair value of each share-based award was estimated using the Black- Scholes option pricing model. The Black-Scholes model is complex and dependent on key estimates by management. The total value of the options was determined to be $37,397 and was recognized as offering costs in equity due to being broker commission expenses in connection with the Regulation A offering.

The following is an analysis of warrants to purchase shares of the Company’s stock issued and outstanding as of December 31,2021:

Exercise Price Date	Number Outstanding	Expiration
5.52	7,411	6/30/2026

	Shares	Weighted- Average Exercise Price
Outstanding at January 1, 2021	-	-
Grants	7,411	$5.52
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2021	7,411	$5.52

NOTE 6: RELATED PARTY TRANSACTIONS

During 2021, the Company began producing the feature film, “Camp Hideout”. It concluded filming during 2021 and is currently in the post-production phase. On August 21, 2021, the Company entered into an acquisition agreement to sell the rights of the film to an entity of which the majority shareholders are also majority shareholders in the Company. The acquisition agreement grants the acquiring company, or Distributor, the sole and exclusive rights, under copyright and otherwise, in perpetuity, to use the feature film to generate revenue. The consideration and minimum guarantee that was paid by the Distributor was $2,050,000 and this money is classified as deferred revenue until post-production is finalized and the completed film is delivered to the Distributor. Further, the agreement calls for a distribution of adjusted gross receipts between the Company and the Distributor. All initial distributions will be made to the Distributor until it has recovered the minimum guarantee amount plus 20% interest. From that point on, the Company will receive 45% of all subsequent adjusted gross receipts. Initial delivery of the feature is to be done no later than July 1, 2022 and complete delivery shall not be later than August 1, 2022.

Additional related party transactions are disclosed in Note 4, above.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers”, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We have adopted the new standard effective June 4, 2019 (inception).

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

As part of contracting professional services for the production of the movie, “Camp Hideout”, the Company entered into agreements with certain contractors during 2020 upon which contingent liabilities may be due for an amount of up to 5% based on net profits. The Company has not generated net profits for the movie and, therefore, there are no amounts currently due.

Management’s Evaluation

Management has evaluated all subsequent events through April 11, 2022, the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.

PART III

INDEX TO EXHIBITS

2.1

Amended and Restated Certificate of Incorporation (Included as Exhibit 2.1 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex2-1_calledhigher.htm)

2.2	Bylaws* (Included as Exhibit 2.2 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex2-2_calledhigher.htm

2.3

Certificate of Amendment to the Amended and Restated Certificate of Incorporation* (Included as Exhibit 2.3 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex2-3_calledhigher.htm)

6.1

Advisory Board Agreement with Ash Greyson*(Included as Exhibit 6.1 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex6-1_calledhigher.htm)

6.2

Restricted Stock Purchase Agreement with Global Development Alpha* (Included as Exhibit 6.2 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex6-2_calledhigher.htm)

6.3

Restricted Stock Purchase Agreement with Ash Greyson*(Included as Exhibit 6.3 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex6-3_calledhigher.htm)

6.4

Jason Brown Employment Agreement dated June 1, 2020* (Included as Exhibit 6.4 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex6-4_calledhigher.htm)

8.1

Escrow Services Agreement dated May 11, 2020* (Included as Exhibit 8.1 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex8-1_calledhigher.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized., in the City of Franklin, State of Tennessee, on April 30, 2021.

CALLED HIGHER STUDIOS, INC.

/s/ Jason Brown
By	Jason Brown, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following per-sons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jason Brown
Jason Brown, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Sole Director
Date:	April 30, 2021